EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated September 21, 2005, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of National Trust 383 (Intermediate/Long Series), California Trust 210, Florida Trust 132 and Pennsylvania Trust 130), including the portfolios of securities, as of December 31, 2004, and the related statements of operations and changes in net assets for the period from December 10, 2003 (initial date of deposit) to December 31, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

September 22, 2005